Exhibit 99.1

Dejour's Kokopelli Driven by Light Oil and Natural Gas Liquids

Net PV-10* Reserve Value Rises 18% to $199MM in 2011

Denver, Colorado, January 25, 2012 -- Further to the News Release of January 12, 2012, Dejour Energy (USA) Corp, a wholly owned subsidiary of Dejour Energy Inc. (NYSE-AMEX: DEJ / TSX: DEJ), is pleased to announce that today it has received the Year End 2011 Reserve Evaluation for its Kokopelli Project from Gustavson & Associates LLC (“Gustavson”) of Boulder, Colorado, a qualified resource evaluator with significant history in this area. This report was dually prepared in accordance with both Canada’s National Instrument 51-101* Standards of Disclosure for Oil and Gas Activities and the COGE Handbook and the US SEC. The current and forecast prices are based on December 28, 2011 spot and NYMEX futures strips prices prepared by Gustavson, adjusted for appropriate transportation differentials, realizable natural gas liquids (NGL's) value contribution and regional processing costs. Initial permits for Phase One development at Kokopelli are now in place. Dejour operates this project with a 72% working interest in this 2,200 acre leasehold.

"Showcased in this 2011 Kokopelli reserve evaluation is the contribution of light oil and NGL's to the value of Dejour's interest in Kokopelli. Over the life of the project, light oil and NGL's represent approximately 55% of the net present value. Considering solely Dejour's net proved undeveloped reserves, this translates to a $55MM minimum net contribution. Considering the larger, overall picture of proved and probable reserves, light oil and NGL's at Kokopelli contribute about $120MM in value, the equivalent of approximately $1.00 per existing Dejour share," summarizes Hal Blacker, Dejour COO.

Summary of 2011 Year-End Reserves and Values for Dejour’s 72% WI in Kokopelli

Reserves Category NI 51-101*	Light Oil/NGL (Millions of Barrels)	Natural Gas (Billions of Cubic Feet)	Net Present Value of Before Tax Cash Flow Discounted at 10% (USD)
Proved Undeveloped	5.2	51	$92MM Forecast pricing
Probable	7.2	70	$106MM Forecast pricing
Total Proved Plus Probable	12.4	121	$199MM Forecast pricing

Reserves Category SEC Case	Light Oil/NGL (Millions of Barrels)	Natural Gas (Billions of Cubic Feet)	Net Present Value of Before Tax Cash Flow Discounted at 10% (USD)
Proved Undeveloped	4.1	39	$27.5MM Flat pricing
Proved Undeveloped	4.1	39	$67.5MM Forecast pricing

* NI 51-101 compliant figures.

PV-10 = present value of future pre tax cash flow, net of all costs, discounted @ 10% per annum

All Proved and Probable Reserves are attributed only to the Mesaverde (Williams Fork) Formation underlying the Company’s leasehold interests at Kokopelli. In this area, the Mesaverde Formation is a 2500 ft. thick section of tight gas sands, where economic ultimate recovery is expected to be 1.125 Billion Cubic Feet of wet gas per well generating a sales stream of 0.98 BCF of dry gas plus approximately 90,000 barrels of natural gas liquids/ condensate. Gustavson has identified 72 PUD locations for the SEC case and 93 PUD locations plus an additional 127 Probable Undeveloped locations under the NI 51-101 case. The NI 51-101 case provides a broader view of the recoverability of hydrocarbons over Dejour's leasehold at Kokopelli. Of note, Antero, Barrett (NYSE: BBG) and Williams Co. (NYSE:WMB) have operations bordering this Kokopelli leasehold.

“Dejour has initiated development at Kokopelli, focusing on the Mesa Verde (Williams Fork) where it plans to drill 8 wells in 2012 and a further 16 wells in 2013, while maintaining the flexibility to adjust the drilling program as dictated by commodity prices. Meanwhile, other operators are now successfully testing the deeper Mancos Shale in adjacent locations. These operations can only enhance Dejour's investment at Kokopelli,” continues Harrison Blacker, Dejour President.

Of further note, Dejour’s Kokopelli leases constitute less than 2% of Dejour’s current net leasehold in the USA.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

Disclosures Regarding Reserve Estimates: The reserve estimates assume available funding for development of the properties. Disclosed values do not necessarily represent fair market value. A conversion ratio for Cubic Feet Equivalent of gas of 6 thousand cubic feet to 1 bbl is used in the above tables and is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Prospective Resources are defined as “those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. Prospective Resources are further subdivided in accordance with the level of certainty associated with recoverable estimates assuming their discovery and development and may be sub-classified based on project maturity”. There is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources. These estimates represent the likely size of the resource, if present, and have not been adjusted for risk of failure.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,	Craig Allison
Vancouver, BC Canada V6C 3E1	Phone: 914.882.0960
Phone: 604.638.5050 Facsimile: 604.638.5051	Email: callison@dejour.com
Email: investor@dejour.com

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